WING HANG BANK, LTD.

02 JUN -4 AM 11:10

BY REGISTERED MAIL


02034543

18th May, 2002

EXEMPTION FILE #12g3-2(b)

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Wing Hang Bank, Ltd. (Ref.: 82-3629)
Information Exemption File #12g3-2(b)

On behalf of Wing Hang Bank, Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rules 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

- Press Announcement on 15th March, 2002
- Annual Return and Notification of change of directors filed with Companies Registry
- Annual Report 2001 with proxy form and repurchase mandate

Yours very truly,
WING HANG BANK, LTD.

Louis C W Ho
Director and Secretary

Encl.

161 QUEEN'S ROAD CENTRAL, HONG KONG
TEL: 2852 5111 FAX: 2541 0036



WING HANG BANK, LIMITED

ANNOUNCEMENT OF 2001 FINAL RESULTS

	31st December, 2000 (As restated)		
	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	29,094,375	1,149,966	957,525
Macau	3,272,289	152,514	183,869
People's Republic of China	849,033	30,408	35,255
Others	450,144	2,283	4,727
	33,665,841	1,335,171	1,181,376

(5) Overdue and rescheduled advances

	31st December, 2001		31st December, 2000	
	Amount	% of total advances	Amount	% of total advances
Gross advances to customers which have been overdue for				
6 months or less but over 3 months	291,684	0.82	556,800	1.65
1 year or less but over 6 months	250,786	0.71	276,817	0.82
Over 1 year	377,125	1.06	347,759	1.03
	919,595	2.59	1,181,376	3.50
Amount of collateral held	731,631		1,029,528	
Secured balance	646,525		919,679	
Unsecured balance	273,070		261,697	
Specific provisions	182,777		231,999	
Rescheduled advances	478,625	1.35	130,240	0.39

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December, 2001 and 31st December, 2000.

(6) Other overdue assets

	31st December, 2001	
Other assets which have been overdue for	Debt securities	*Other assets
6 months or less but over 3 months	–	2,011
1 year or less but over 6 months	–	1,667
Over 1 year	–	2,599
	–	6,277

* Other assets refer to trade bills and accrued interest.

(7) The reconciliation between overdue and rescheduled loans and non-performing loans

	31st December, 2001	31st December, 2000
Gross advances to customers and rescheduled loans which have been overdue for over three months:		
Gross advances to customers which have been overdue for over three months	919,595	1,181,376
Rescheduled advances	478,625	130,240
	1,398,220	1,311,616
Less: Loans overdue over 3 months and on which interest is still being accrued	(173,970)	(299,747)
Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	125,545	323,302
Total non-performing loans	1,349,795	1,335,171

(8) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	31st December, 2001			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	223,871	–	3,368,775	3,592,646
People's Republic of China	481,882	28,145	1,756,210	2,266,237
Other Asia Pacific	2,506,606	–	707,527	3,214,133
United States	1,476,500	726,255	124,289	2,327,044
Other North and South American countries	1,004,937	–	30,677	1,035,614
Middle East and Africa	559	–	35	594
Europe	8,132,349	–	211,553	8,343,902
	13,826,704	754,400	6,199,066	20,780,170

(9) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	31st December, 2001		31st December, 2000	
Equivalent in millions of HK$	US$	Total	US$	Total
Spot assets	13,525	19,294	14,546	18,839
Spot liabilities	(12,179)	(18,129)	(12,235)	(16,565)
Forward purchases	3,417	3,882	1,979	2,307
Forward sales	(4,642)	(4,919)	(4,121)	(4,395)
Net long positions	121	128	169	186

	31st December, 2001			31st December, 2000		
Equivalent in millions of HK$	Macau Patacas	US$	Total	Macau Patacas	US$	Total
Net structural positions	320	136	456	179	136	315

(10) Reserves

	31st December, 2001	31st December, 2000 (As restated)
Share premium	329,999	329,667
Capital reserve	215,909	215,423
General reserve	2,100,178	2,100,214
Bank premises revaluation reserve	321,000	321,000
Investment revaluation reserve	(866)	42,463
Capital redemption reserve	769	769
Unappropriated profits	2,784,883	2,362,840
Total reserves	5,751,872	5,372,376

(11) Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	31st December, 2001	31st December, 2000
Direct credit substitutes	398,317	555,599
Transaction-related contingencies	17,766	10,680
Trade-related contingencies	1,156,627	1,023,030
Other commitments	3,710,562	4,000,614
Others	21,988	-
	5,305,260	5,589,923

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

	31st December, 2001	31st December, 2000
Exchange rate contracts	9,261,738	6,965,508
Interest rate contracts	2,988,032	1,243,766
	12,249,770	8,209,274

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

	31st December, 2001		31st December, 2000	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
Contingent liabilities and commitments	N/A	639,978	N/A	902,207
Exchange rate contracts	27,674	38,199	27,909	29,098
Interest rate contracts	24,047	7,407	1,433	474
	51,721	685,584	29,342	931,779

(12) Capital adequacy and liquidity ratios

(a) *Capital adequacy ratio*

	31st December, 2001	31st December, 2000
Core Capital		
Paid up ordinary share capital	293,429	293,405
Share Premium	329,999	329,667
Reserves	4,345,877	3,833,012
Others	444,404	512,885
	5,413,709	4,968,969
Eligible supplementary capital		
Reserves on revaluation of land and interests in land	224,700	224,700
Unrealised loss on revaluation of non-trading securities	(1,574)	(46)
General provisions for doubtful debts	361,124	352,104
	584,250	576,758
Total capital base before deductions	5,997,959	5,545,727
Deductions from total capital base	(198,379)	(127,576)
Total capital base after deductions	5,799,580	5,418,151
Unadjusted and adjusted capital adequacy ratio	16.6%	16.2%

1a

2

SUMMARY OF RESULTS

The Directors of Wing Hang Bank, Limited announce that the audited results of the Group for the year ended 31st December, 2001 are as follows:

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

Consolidated profit and loss account

	Notes	2001	2000 (As restated)	*Change* %
Interest income		3,275,342	4,313,658	
Interest expense		(1,758,320)	(2,654,227)	
Net interest income		1,517,022	1,659,431	-8.6
Other operating income		363,049	351,430	3.3
Operating income		1,880,071	2,010,861	-6.5
Operating expenses	*(a)*	(587,176)	(582,234)	0.8
Operating profit before provisions		1,292,895	1,428,627	-9.5
Charge for bad and doubtful debts		(423,004)	(367,231)	15.2
Operating profit		869,891	1,061,396	-18.0
Gains/(losses) on revaluation of investment properties and disposal of tangible fixed assets		6,222	(427)	
Profit on disposal of held-to-maturity securities		4,794	3,684	
Profit/(losses) on disposal of non-trading securities		26,682	(384)	
Provision written back/(made) for held-to-maturity securities		4,367	(40)	
Profit on ordinary activities		911,956	1,064,229	-14.3
Share of net losses in associated companies		(21,229)	–	
Profit before taxation		890,727	1,064,229	-16.3
Taxation	*(b)*	(110,223)	(162,567)	
Profit after taxation		780,504	901,662	-13.4
Losses/(profit) attributable to minority interests		7	(474)	
Profit attributable to the shareholders		780,511	901,188	-13.4
Dividends attributable to the year:				
Interim dividend paid during the year		108,569	108,560	0.0
Underprovision/(overprovision) of final dividend in respect of previous year		20	(114)	
Final dividend proposed after the balance sheet date		249,414	249,393	0.0
		358,003	357,839	0.0
		HK$	HK$	
Earnings per share				
Basic and diluted	*(c)*	2.66	3.07	-13.2
Dividend per share				
Interim		0.37	0.37	
Proposed final		0.85	0.85	
		1.22	1.22	0.0

Consolidated balance sheet

	31st December, 2001	31st December, 2000 (As restated)
ASSETS		
Cash and short-term funds	9,773,340	13,661,195
Placements with banks and other financial institutions maturing between one and twelve months	2,711,269	3,360,465
Trade bills less provisions	285,273	231,497
Certificates of deposit held	452,814	138,830
Trading securities	6,542	–
Advances to customers and other accounts less provisions	35,658,856	33,719,836
Held-to-maturity and non-trading securities	4,838,496	2,331,104
Investment in associated companies	60,771	29,800
Tangible fixed assets	1,272,196	1,054,324
Goodwill	2,035	2,617
Total assets	55,061,592	54,529,668
LIABILITIES		
Deposits and balances of banks and other financial institutions	412,980	214,695
Current, fixed, savings and other deposits of customers	45,697,763	45,933,071
Certificates of deposit issued	2,486,419	2,088,568
Other accounts and provisions	397,249	602,651
Total liabilities	48,994,411	48,838,985
CAPITAL RESOURCES		
Share capital	293,429	293,405
Reserves	5,751,872	5,372,376
Shareholders' funds	6,045,301	5,665,781
Minority interests	21,880	24,902
Total liabilities and capital resources	55,061,592	54,529,668

Notes:

(a) **Operating expenses**

Operating expenses included depreciation amounting to HK$46,875,000 (2000: HK$46,315,000).

(b) **Taxation**

Taxation in the consolidated profit and loss account represents:

	2001	2000
Provision for Hong Kong profits tax	**84,745**	139,756
Overseas taxation	**25,478**	22,811
	110,223	162,567

The provision for Hong Kong profits tax is calculated at 16% (2000: 16%) of the estimated assessable profits for the year ended 31st December, 2001. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which they operate. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

(c) **Earnings per share and diluted earnings per share**

The calculation of earnings per share is based on profit attributable to the shareholders of HK$780,511,000 (2000: HK$901,188,000) and on the weighted average number of 293,427,777 (2000: 293,586,577) ordinary shares in issue during the year. The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$780,511,000 (2000: HK$901,188,000) and on the weighted average number of 293,513,778 (2000: 293,626,123) ordinary shares in issue during the year after adjustment of the effects of all dilutive potential ordinary shares.

(d) **Change in accounting policy**

This financial report is prepared on a basis consistent with the accounting policies adopted in the 2000 annual accounts except that the dividend proposed or declared after the balance sheet date is not accounted for as liabilities on the balance sheet in order to comply with Statement of Standard Accounting Practice 9 (revised) "Events after the balance sheet date" issued by the Hong Kong Society of Accountants. As a result of the adoption of this revised accounting policy, shareholders' funds as at 31st December, 2001 have been increased by HK$249,414,000 (31st December, 2000 : HK$249,393,000). There is no impact on the Group's profit attributable to shareholders for the years presented. The new accounting policy has been adopted retrospectively, with the comparative information adjusted for the amounts relating to prior years.

Supplementary Information

(1) Advances and other accounts

	31st December, 2001	31st December, 2000
Advances to customers	**35,515,244**	33,665,841
Advances to banks and other financial institutions	**206,533**	–
Specific provisions for bad and doubtful debts	**(270,508)**	(286,012)
General provisions for bad and doubtful debts	**(358,406)**	(349,159)
Accrued interest and other accounts	**565,993**	689,166
	35,658,856	33,719,836

(2) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

	31st December, 2001	31st December, 2000
Gross non-performing advances to customers	**1,349,795**	1,335,171
Gross non-performing advances as a percentage of total advances to customers	**3.80%**	3.96%
Amount of collateral held	**911,945**	988,245
Specific provisions	**267,553**	282,002
Suspended interest	**470,639**	387,268

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2001 and 31st December, 2000.

(3) Advances to customers – by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	31st December, 2001	31st December, 2000	Change %
Loans for use in Hong Kong			
Industrial, commercial and financial			
– Property development	**334,797**	293,940	13.9
– Property investment	**5,645,037**	5,565,530	1.4
– Financial concerns	**562,746**	593,606	-5.2
– Stockbrokers	**259,047**	245,741	5.4
– Wholesale and retail trade	**868,411**	992,632	-12.5
– Manufacturing	**968,820**	1,056,766	-8.3
– Transport and transport equipment	**1,619,465**	1,384,920	16.9
– Share financing	**255,709**	354,650	-27.9
– Others	**2,893,668**	2,864,953	1.0
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**722,890**	460,605	56.9
– Loans for the purchase of other residential properties	**10,799,639**	11,151,902	-3.2
– Credit card advances	**463,121**	343,649	34.8
– Others	**2,833,500**	2,352,836	20.4
Trade finance	**1,575,554**	1,664,877	-5.4
Loans for use outside Hong Kong			
– Macau	**3,340,498**	3,015,099	10.8
– Others	**2,372,342**	1,324,135	79.2
	35,515,244	33,665,841	5.5

(4) Advances to customers, non-performing loans and overdue advances – by geographical area

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	31st December, 2001		
	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	**29,432,277**	**1,173,746**	**740,417**
Macau	**3,459,865**	**159,879**	**145,641**
People's Republic of China	**1,875,900**	**16,170**	**33,512**
Others	**747,202**	**–**	**25**
	35,515,244	**1,349,795**	**919,595**

3

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with the Hong Kong Monetary Authority's Guideline "Maintenance of Adequate Capital Against Market Risks".

(b) Average liquidity ratio for the year

	2001	2000
Average liquidity ratio for the year	45.3%	44.3%

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the Hong Kong Monetary Authority, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

REVIEW AND PROSPECTS

2001 was one of the most difficult years in recent history for Hong Kong. The territory's strong growth in 2000 due to its export business faced serious challenges as the United States went into a recession in the second half. The September 11 incident cast a long shadow over the United States economy, already labouring under the excesses of an uninterrupted growth for a decade.

Hong Kong's GDP grew by only 0.1 percent as external trade shrank 5.8 percent, retail sales dipped 1.2 percent, unemployment rose to an historic high of 6.7 percent and wages remained stagnant. The property market suffered under deflationary pressure and, despite a fourth-quarter rally, the Hang Seng Index ended 2001 in the red, down by more than 20 percent from the previous year.

Against this difficult environment, the Group recorded a profit of HK$780.5 million for the year, compared to HK$901.2 million in 2000. Earnings per share eased 13.2 percent to HK$2.66. The Board has recommended a final dividend of HK$0.85 per share. Together with the interim dividend of HK$0.37 paid in mid 2001, total dividends for the year amounted to HK$1.22 per share, equal to that of 2000.

For the year ended 31st December 2001, the Group's total revenue declined 6.5 percent to HK$1,880.1 million mainly due to a 8.6 percent decrease in net interest income.

Net interest margins for the year narrowed to 2.77 percent from 3.16 percent last year due to re-pricing on mortgages and lower yields on interest free funds.

As margin for residential mortgages remains thin, we have stepped up our efforts to bolster other consumer lending activities and to further broaden fee income base. During the year, we expanded our wealth management services and life insurance products, contributing to a 3.3 percent increase in non-interest income to HK$363.0 million.

Despite softening demand for loans, our advances to customers increased 5.5 percent to HK$35.52 billion, with noticeable growth recorded in consumer finance, as well as vehicle and equipment finance and loans for use in China.

Total deposits increased 0.7 percent to HK$48.60 billion, with a significant growth of 25.1 percent recorded in savings deposits following the deregulation of interest rates and the introduction of the tier-interest rate structures. This has resulted in an overall lower cost of fund for the Group.

With tight cost control efforts, expenses increased only marginally by 0.8 percent to HK$587.2 million. Cost-to-income ratio for the year stood at 31.2 percent.

Charge for bad and doubtful debts increased to HK$423.0 million, primarily stemming from consumer lending, in particular defaults in credit card payments as well as provisions required for topping up deficits due to the declining value of collaterals. For the period under review, the level of non-performing loans remained almost at the same level as last year at 3.8 percent.

Return on average assets and return on average shareholders' funds were both lower at 1.42 percent and 13.3 percent respectively, while the Group's capital adequacy ratio and average liquidity ratio were higher at 16.6 percent and 45.3 percent respectively.

On the consumer lending side, credit card receivables increased by 34.8 percent to HK$463.1 million following successful card recruitment campaigns and new affinity card programs.

Through Wing Hang Credit Limited, the Bank has focussed on "purpose" personal loans such as tax loans and automobile loans. For example, tax loans grew by 7.8 percent compared to last year. The subsidiary also introduced an innovative revolving credit product to suit customers' individual borrowing requirements.

Turning to small and medium enterprises (SME), we initiated a new loan program to support this important segment of the market. The new program offers working capital loans to qualified customers with sound financial standing and good business prospects.

In corporate banking, in view of the deflationary environment, our customers have continued to de-leverage their borrowings and reduce their inventory. This situation, however, has been compensated by increased lending opportunities in China where high GDP growth and entry to the World Trade Organisation ("WTO") continues to attract Hong Kong investors.

This year, we have expanded our treasury activities with a view to enhancing yields for our surplus funds. To achieve this, we have been investing excess liquidity in high investment grade bonds and debt securities.

Looking ahead, Hong Kong's economy is forecast to turn positive in the latter half of the year as the US pulls out of recession. The road to recovery, however, will be tough, as the Hong Kong economy is faced with the dual challenge of structural adjustments and cyclical factors.

The mainland economy is one bright spot in the global economic landscape, with China's GDP growth for 2002 forecast to come in at a robust 7.2 percent. Hong Kong stands to benefit from its unique relationship with the world's emerging economic powerhouse and in particular from new opportunities arising from China's entry to WTO.

We at Wing Hang Bank are optimistic about Hong Kong's role as a world financial center at the doorstep of China and will continue to strive for a prosperous future for our customers and shareholders.

FINAL DIVIDEND

The Directors propose to recommend at the forthcoming Annual General Meeting to be held on Thursday, 25th April, 2002 the payment of a final dividend of HK$0.85 per share. This final dividend, if approved, will be paid on Monday, 13th May, 2002 to shareholders whose names are on the Register of Members on 25th April, 2002.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed from Monday, 22nd April, 2002 to Thursday, 25th April, 2002 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Central Registration Hong Kong Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 19th April, 2002.

COMPLIANCE WITH THE *CODE OF BEST PRACTICE*

The Bank has complied throughout the year with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, there were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's shares during the year ended 31st December, 2001.

STATUTORY ACCOUNTS

The financial information in this results announcement does not constitute statutory accounts for the year ended 31st December, 2001 but is derived from those accounts.

By Order of the Board
Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 14th March, 2002

Remarks : A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of Listing Rules will be subsequently published on the Stock Exchange's website in due course.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 25th April, 2002 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2001;
2. To declare a final dividend;
3. To elect Directors and authorise the Board of Directors to fix directors' fees; and
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

5. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital;
6. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital; and
7. To extend the general mandate under item 5 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 6 hereof.

The Register of Members will be closed from Monday, 22nd April, 2002 to Thursday, 25th April, 2002, both days inclusive, during which period no share transfers will be registered.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 14th March, 2002

Notes:

1. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Central Registration Hong Kong Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 19th April, 2002.
2. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.
3. The proposed resolution of items 5 to 7 will be included in the Notice of Annual General Meeting in the Bank's Annual Report to be despatched to shareholders on or before 3rd April, 2002.

3a



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board of Directors of Wing Hang Bank, Limited ("The Board") announces the following change of directorship with effect from 14th March, 2002:

a) The resignation of Mr N Morgan Brassler as a non-executive director.

b) The appointment of Mr Kenneth A Lopian as a non-executive director.

The Board has recorded a vote of thanks and appreciation to Mr Brassler for his many years of dedicated service and contributions.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 14th March, 2002

South China Morning Post 15 March, 2002



表格 AR1

Companies Registry
公司註冊處

Annual Return
周年申報表

Company Number 公司編號

5929

1 **Company Name** 公司名稱

Wing Hang Bank, Limited

(Note 註 2) 2 **Business Name** 商業名稱

N/A

3 **Type of Company** 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) 4 **Address of Registered Office** 註冊辦事處地址

161 Queen's Road Central, Hong Kong

(Note 註 4) 5 **Date of Return** 本申報表日期

25	4	2002
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM 周年大會日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 **Mortgages and Charges** 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

Wing Hang Bank, Limited
7th Floor, 161 Queen's Road Central
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

18/05/2002 D0407705
CR No. : -005929-
Sh. Form : AR1L
27 $140.00

TOTAL(CSH) $140.00

Amendment No. 1/97 to Specification No. 1/97
指明編號第1/97號的修訂編號第1/97號

Annual Return
周年申報表

Date of Return 本申報表日期

25	4	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

5929

(Note 註 5) **7 Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued 已發行股份的已繳股款總值
Ordinary	450,000,000	293,458,500	$293,458,500	$293,458,500
Total 總值	450,000,000	293,458,500	$293,458,500	$293,458,500

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Allotment of 30,000 shares on 20th March, 2002

(Note 註 6) **8 Past and Present Members** 過去及現在的成員 *Please tick appropriate box 請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for _____ .
由遞交 _____ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is _____ .
於申報表日期的成員數目是 ____ 人。

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	4	2002

Company Number 公司編號: **5929**

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Ho	Chi Wai, Louis

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: **E2, 6/F., 43 Stubbs Road, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D137860(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 **Name 姓名**

Surname 姓氏	Other names 名字
Cheng	Hon Kwan

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: **2/F., 20 Broom Road, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A181391(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份*  Director 董事  Alternate Director to 替代董事 ______

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

25	4	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 5929

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
Fung	Yuk Bun, Patrick

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat F1, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A692872(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
Fung	Yuk Sing, Michael

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: E2, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A863460(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

25	4	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

5929

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
N/A	

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

1	1	2001	To 至	31	12	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 4 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.
本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條所超出的成員不包括在所計算的五十名額內。

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名 : [signature]

(Name 姓名) : (Ho Chi Wai, Louis)
Director董事 / Secretary秘書 *

Date日期 : 17th May, 2002

** Delete whichever does not apply 請刪去不適用者*



Companies Registry

公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

25	4	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

5929

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)

(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第7項)

Share Class 股份類別 **Ordinary**

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註1)	Transferred 轉讓 (Note 2 註2)		
			Number 數目	Date 日期	
	As per attached CD-ROM				
	Total 總數	293,458,500			

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第7項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	4	2002
DD日	MM月	YYYY年

Company Number 公司編號: 5929

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Griffith	Alan Richard

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 240 Central Part South Apartment 5R, New York, New York 10019, U.S.A.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
111230572	U.S.A.

Capacity 身份*  Director 董事  Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Ho	Chi Wai, Louis

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: E2, 6/F., 43 Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D137860(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份*  Director 董事  Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	4	2002
DD日	MM月	YYYY年

Company Number 公司編號: 5929

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Ho	Soo Ching

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 16 Holland Green, Singapore 276139

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S2508683Z	Singapore

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

2 **Name 姓名**

Surname 姓氏	Other names 名字
Lau	Hon Chuen, Ambrose

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat 80, Mount Nicholson Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B984222(0)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	4	2002
DD日	MM月	YYYY年

Company Number 公司編號: 5929

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Lee	Kwok Yin, Simon

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

Suite 4607, The Atrium, Pacific Place, 88 Queensway,
Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A724363(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份*

☑ Director 董事 ☐ Alternate Director to 替代董事

2 **Name 姓名**

Surname 姓氏	Other names 名字
Lopian	Kenneth Augustine

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

8 Redman Farm Road, Mendham NJ, 07945-3228 U.S.A.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
110619876	U.S.A.

Capacity 身份*

☑ Director 董事 ☐ Alternate Director to 替代董事

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

25	4	2002
DD日	MM月	YYYY年

Company Number 公司編號: 5929

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Ranieri	Michael J.

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: B58, 27/F., Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K446094(4)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份*  Director 董事  Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Wang	Frank John

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat B, 45/F., Block 3, Tregunter Tower, No. 14 Tregunter Path, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P901893(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份*  Director 董事  Alternate Director to 替代董事

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annexed to Annual Return dated 25th April, 2002 **Company No. 5929**

Details of all Subsidiaries of Wing Hang Bank, Limited as at 31st December, 2001

Name of Company	Place of incorporation and operation	Nominal value of issued ordinary shares	Percentage held	Principal activities
Banco Weng Hang, S.A.	Macau	MOP120,000,000	100%	Banking
Cheuk Woo Enterprises Company Ltd.	Hong Kong	HK$10,000	100%	Property Investment
Cyber Wing Hang Limited	Hong Kong	HK$30,000,000	100%	Information Technology Investment
Data Processing Services Ltd.	Hong Kong	HK$2	100%	Data Processing Services
eZ-Financial Services Ltd	Hong Kong	HK$10,000,000	100%	Electronic Services
Sun Treasure Company Ltd.	Hong Kong	HK$2	100%	Property Investment
Sunwadell Company Ltd.	Hong Kong	HK$10,000	100%	Property Investment
Wing Hang Bank (Cayman) Ltd.	Cayman Islands	US$15,000,000	100%	Banking
Wing Hang Bank Trustee Company (Cayman) Ltd.	Cayman Islands	US$500,000	100%	Trustee Services
Wing Hang Bank (Nominees) Ltd.	Hong Kong	HK$10,000	100%	Nominee Services
Wing Hang Bank (Trustee) Ltd.	Hong Kong	HK$3,000,000	100%	Trustee Services
Wing Hang Commodities Company Ltd.	Hong Kong	HK$5,010,000	100%	Financial Services
Wing Hang Credit Ltd.	Hong Kong	HK$20,000,000	100%	Consumer Lending
Wing Hang Finance Company Ltd.	Hong Kong	HK$80,000,000	100%	Deposit Taking and Hire Purchase
Wing Hang Insurance Agency Ltd.	Hong Kong	HK$50,000	100%	Insurance Agency
Wing Hang Insurance Brokers Ltd.	Hong Kong	HK$100,000	100%	Insurance Broker
Wing Hang Shares Brokerage Company Ltd.	Hong Kong	HK$10,000,000	100%	Securities Dealing
Wing Hang Technologies Ltd.	Hong Kong	HK$1,000	67%	Information Technology Services
Wing Hang Technologies (Shenzhen) Ltd.	Shenzhen	CNY1,060,000	67%	Information Technology Services
Wing Hang Zurich Insurance Company Ltd.	Hong Kong	HK$45,000,000	65%	Insurance



Louis C W Ho
Director and Secretary

17th May, 2002



Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

5929

1 Company Name 公司名稱

Wing Hang Bank, Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Brassler	N Morgan

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
110798904	U.S.A.

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
14	3	2002	

Date 日期

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址
Wing Hang Bank, Limited
7th Floor
161 Queen's Road Central
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
26 -03- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

5929

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of new director	14th March, 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Lopian	Kenneth Augustine

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 8 Redman Farm Road, Mendham, NJ, 07945-3228 U.S.A.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
110619876	U.S.A.

This Notification includes - Continuation Sheet A and - Continuation Sheet B.

本通知書包括 ____ 張續頁A及 ____ 張續頁B。

Signed 簽名：



(Name 姓名)：(Ho Chi Wai, Louis) Date 日期：25th March, 2002

Director／Secretary／~~Manager／Authorized Representative~~*

董事／秘書／經理／授權代表*

* Delete whichever does not apply 請刪去不適用者



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

FORM OF PROXY

I/We[1] ____

of ____ being

the registered holder(s) of ______________________[2] shares of HK$1.00 each in Wing Hang Bank, Limited hereby appoint the Chairman of the Meeting[3], ______________________

of ____

as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the Annual General Meeting of the Bank and at any adjournment thereof to be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 25th April, 2002 at 3:30 p.m. and to vote for me/us as indicated below:-

	RESOLUTIONS	FOR	AGAINST
1.	To adopt the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2001.		
2.	To declare a final dividend.		
3.	a. To elect Dr Cheng Hon Kwan as Director.		
	b. To elect Mr Michael Y S Fung as Director.		
	c. To elect Mr Louis C W Ho as Director.		
	d. To elect Mr Kenneth A Lopian as Director.		
	e. To authorise the Directors to fix directors' fee.		
4.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.		
5.	To give a general mandate to the Directors unconditionally to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Bank.		
6.	To give a general mandate to the Directors to repurchase shares of the Bank not exceeding 10% of the issued share capital of the Bank.		
7.	To extend the general mandate granted to the Directors to allot shares pursuant to item 5.		

Dated this ____________ day of ____________ 2002.

Signature of shareholder(s): ______________________

Full Name: ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Bank registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please strike out "the Chairman of the Meeting" and insert the name and address of the person you wish to appoint in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: Please indicate with an "✓" in the appropriate space beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Registrars of the Bank, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 48 hours before the time for holding the meeting or adjourned meeting.
8. A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Bank.



永亨銀行有限公司

（於香港註冊成立之有限公司）

代表委任書

本人／吾等[1] ______________________________

地址 ______________________________

乃__________________[2]股每股面值港幣1元之永亨銀行有限公司股份之註冊股東，茲委任大會主席[3]，
__________________地址 ______________________________

代表本人／吾等出席在二零零二年四月二十五日（星期四）下午三時三十分假座**香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳**召開之股東週年大會及其一切續會，並按以下指示就下列各項投票[4]：

	議案	贊成	反對
1.	接納二零零一年度本銀行總結與董事會及核數師報告書。		
2.	宣佈派發末期股息。		
3.	a. 選舉鄭漢鈞博士為董事。		
	b. 選舉馮鈺聲先生為董事。		
	c. 選舉何志偉先生為董事。		
	d. 選舉 Mr Kenneth A Lopian 為董事。		
	e. 授權董事會釐定董事袍金。		
4.	復聘畢馬威會計師事務所為本銀行核數師並授權董事會釐定其酬金。		
5.	無條件授權董事會配發、發行及處理不超過本銀行已發行股本百分之二十之新股。		
6.	全面授權董事會購回不超過本銀行已發行股本百分之十之股份。		
7.	擴大授予董事會根據第五項決議案發行新股之權力。		

二零零二年 ______________ 月 ______________ 日

股東簽署：______________________________

股東姓名：______________________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請填寫以　閣下名義註冊之股份數目，凡未填寫清楚之委任書將被認為是代表所有以　閣下名義註冊之本銀行股份。
3. 閣下如欲委任代表出席上述會議，請劃去「大會主席」一欄，並在適當空格內，填寫委任代表之姓名及地址。**此委任書若有任何改動，必須由署名者加簡簽。**
4. **重要事項：**請在每項決議案右邊適當空格按　閣下之投票意願填上「✓」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本銀行只接受由排名最先之註冊股東親自或委任代表所投之一票為有效，因此，以股東名冊上排名次序較先之聯名股東享有優先投票權。
6. 此代表委任書必須由　閣下或以書面授權之代表簽署。若註冊股東為一家公司，必須蓋上公司印章或由正式書面授權之職員或授權人簽署。
7. 本代表委任書必須填妥簽署，並連同授權書或其他授權文件或由公證人簽署證明之授權文件副本，於股東週年大會或其續會召開四十八小時前送達本銀行證券登記處香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司，方為有效。
8. 有資格出席會議及投票之股東可委任代表代其出席及投票。代表人不必為本銀行股東。



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

Registered Office:
161 Queen's Road Central
Hong Kong

Directors:
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael J Ranieri
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*
Mr Ho Soo Ching*
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Alan R Griffith
Mr Kenneth A Lopian

* *Independent non-executive directors*

3rd April, 2002

To the shareholders

Dear Sir or Madam,

PROPOSAL RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

INTRODUCTION

The purpose of this document is to seek your approval of proposal to grant general mandates to the directors of Wing Hang Bank, Limited ("the Directors") to issue shares and to repurchase shares of Wing Hang Bank, Limited ("the Bank") and to provide you with information in connection with such proposal. Your approval will be sought at the forthcoming annual general meeting of the Bank to be held on Thursday, 25th April, 2002 ("Annual General Meeting").

GENERAL MANDATE TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of shareholders of the Bank held on 26th April, 2001 approval was given by shareholders for the granting of, inter alia, a general mandate to the Directors to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to 10% of the issued share capital of the Bank at the date of passing the relevant resolution and to add the number of shares repurchased to the general mandate granted to the Directors to issue additional shares up to 20% of the aggregate nominal amount of the issued share capital of the Bank at the date of passing the relevant resolution.

In accordance with the terms of the approval, these general mandates will shortly expire on 25th April, 2002 upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on that day. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement required by the Listing Rules (the "Explanatory Statement") to be sent to shareholders in connection with the proposed share repurchase mandate are set out in the Appendix to this document.

ACTION TO BE TAKEN

At the forthcoming Annual General Meeting, ordinary resolutions, among others, will be proposed to:-

(i) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10% of the issued share capital of the Bank as at the date of the resolution;

(ii) grant the Directors a general mandate to allot, issue and deal with additional shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution; and

(iii) extend the general mandate which will be granted to the Directors to allot, issue and deal with additional shares by adding to it the number of shares repurchased after the granting of the general mandate to repurchase shares.

RECOMMENDATION

Your Directors consider that these general mandates are in the interests of the Bank and its shareholders and accordingly recommend that all shareholders vote in favour of the resolutions at the forthcoming Annual General Meeting of the Bank.

Yours faithfully,
Patrick Y B Fung
Chairman and Chief Executive

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance:-

(i) At the forthcoming Annual General Meeting a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up ordinary shares of HK$1.00 each in the capital of the Bank representing up to a maximum of 10% of the share capital of the Bank in issue on the date the resolution is passed ("the Repurchase Mandate"). Based on the 293,458,500 shares of HK$1.00 each in the Bank ("Shares") in issue as at 28th March, 2002 (the latest practicable date prior to the printing of this document), the Bank will therefore be allowed under the mandate to repurchase a maximum of 29,345,850 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with the Memorandum and Articles of Association of the Bank and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December, 2001) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increase, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Bank and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. However having regard to the shareholdings, as disclosed under "Substantial Shareholders' Interests" under page 27 of the 2000 Annual Report, remaining unchanged, the Directors are not aware of any consequences which will arise under the Takeovers Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this document.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares of the Bank to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:-

	Highest HK$	Lowest HK$
April, 2001	33.80	23.50
May, 2001	32.90	28.35
June, 2001	31.60	28.80
July, 2001	30.40	26.30
August, 2001	28.55	24.80
September, 2001	27.30	21.00
October, 2001	27.30	23.00
November, 2001	24.95	23.10
December, 2001	25.95	23.70
January, 2002	25.70	24.00
February, 2002	24.85	23.35
March, 2002	29.45	23.70

(vi) 董事會已向聯交所承諾，將根據上市規則及香港法例，並按照購回授權之規定，行使本銀行購回股份的權力。

(vii) 倘若股份購回導致股東在本銀行的投票權上所佔權益比例增加，根據香港公司收購及合併守則（「收購守則」）所載，該項增加將被視作增購股份。股東或一致行動的股東因而取得本銀行的控制權或鞏固對本銀行的控制權，須遵守收購守則第26條，作出強制收購。然而就二零零零年年報第27頁所述主要股東權益之持股量並無任何改變，董事會並未知悉，如因行使購回授權而購買股份後，會引致收購守則之規定下之任何後果。

(viii) 於本文件之刊發日期前六個月內，本銀行並無購買本身股份。

(ix) 本銀行並無獲其關連人士（按上市規則之定義）知會彼等現擬出售本銀行股份予本銀行，該等人士亦無承諾，倘購回授權獲股東批准後，彼等不會出售任何該等股份予本銀行。

(x) 本銀行股份過去十二個月期間每月在聯交所之最高及最低買賣價如下：

		最高 港元	最低 港元
二零零一年：	四月	33.80	23.50
	五月	32.90	28.35
	六月	31.60	28.80
	七月	30.40	26.30
	八月	28.55	24.80
	九月	27.30	21.00
	十月	27.30	23.00
	十一月	24.95	23.10
	十二月	25.95	23.70
二零零二年：	一月	25.70	24.00
	二月	24.85	23.35
	三月	29.45	23.70

附錄

以下為根據上市規則規定須就購回股份之一般性授權建議寄予股東之説明函件及根據公司條例第49BA條規定而發出的備忘錄：

(i) 本銀行於將屆之股東週年大會上，提呈一項決議案，以賦予本銀行董事會一般性權力，可行使本銀行之一切權力，在聯交所購回本銀行股本中不超過在決議案通過之日本銀行已發行股本百分之十之每股面值1.00港元之繳足普通股（「購回授權」）。按本銀行於二零零二年三月二十八日（本通函付印前之最後實際可行日期）已發行之每股面值1.00港元普通股（「股份」）293,458,500股計算，本銀行根據此項授權可購回最多不超過29,345,850股之股份。

(ii) 儘管董事會現無意購回任何股份，彼等相信購回授權所賦予之靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所之交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值之價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行之投資之股東有利，因為此等股東佔本銀行資產權益之百分比將按本銀行購回股份數目之比例而增加。此外，董事會行使購回授權將可增加股份在聯交所之成交量。

(iii) 董事會建議根據購回授權購回股份所需之款項將由本銀行及其附屬公司之可用現金或營運資金融資支付。根據本銀行之公司組織章程大綱及細則以及香港法例之規定，本銀行用以支付購回股份之款項須來自可合法用於購回股份之資金。

(iv) 倘購回授權於建議中之購回期間任何時間全部行使，對本銀行之營運資金或資產負債狀況（與本銀行最新刊發之年報所載截至二零零一年十二月三十一日經審核綜合賬目所披露之狀況比較）可能會產生重大之不利影響。然而，董事會並不擬建議在行使購回證券授權會對本銀行之營運資金規定或董事會所不時認為對本銀行而言屬適當之資產負債水平產生重大不利影響之情況下行使購回授權。

(v) 本銀行之董事或（就董事會所知及經進行一切合理查詢後）彼等之聯繫人士（按上市規則之定義）現時概無意在購回授權獲股東批准後出售股份予本銀行。

發行股份及購回股份之一般性授權

於二零零一年四月二十六日舉行之本銀行股東週年大會上，股東已批准授予董事會一般權力，可在香港聯合交易所有限公司（「聯交所」）購回最多不超過於有關決議案通過之日本銀行已發行股本百分之十之股份，以及在發行最多不超過於有關決議案通過之日本銀行已發行股本總面值百分之二十之額外股份以外，加上購回股份之股份數目。

根據該項批准之條款，此等一般性授權即將於二零零二年四月二十五日本銀行下屆股東週年大會結束時屆滿。為求與現行公司慣例一致，本銀行將提呈議案重新作此等授權，而按照上市規則規定須就建議之購回股份決議案寄發予股東之說明函件（「說明函件」）載於本文件之附錄。

應採取之行動

下列之普通決議案即將於股東週年大會上與其他議案一併提呈：

(i) 授予董事會一般權力在聯交所購回不超過於本決議案通過之日本銀行已發行股本總面值百分之十之股份；

(ii) 授予董事會一般權力配發、發行及處理不超過於本決議案通過之日本銀行已發行股本總面值百分之二十之額外股份；及

(iii) 擴大授予董事會配發、發行及處理額外股份之一般權力，即加入獲授權購回股份而購回之股份數目。

推薦意見

董事會認為此等一般性授權符合本銀行及其股東之最佳利益，因此推薦各股東於股東週年大會上投票贊成有關之決議案。

此致

列位股東　台照

董事長兼行政總裁
馮鈺斌　謹啟

二零零二年四月三日



永亨銀行有限公司

（於香港註冊成立之有限公司）

註冊辦事處：
香港皇后大道中一六一號

董事：
馮鈺斌博士 *（董事長兼行政總裁）*
劉漢銓太平紳士 GBS *
鄭漢鈞博士 GBS, JP *
李國賢太平紳士 *
任宜正先生
馮鈺聲先生 *（執行董事）*
何志偉先生 *（執行董事）*
何子珍先生 *
王家華先生 *（副行政總裁）*
Mr Alan R Griffith
Mr Kenneth A Lopian

* 獨立非執行董事

敬啟者：

有關本銀行發行股份及購回股份之一般性授權之建議

緒言

本文件旨在徵求　閣下批准有關授予永亨銀行有限公司（「本銀行」）董事會（「董事會」）發行股份及購回股份之一般權力之建議及向　閣下提供有關此等建議之資料。本銀行將於二零零二年四月二十五日（星期四）召開之股東週年大會（「股東週年大會」）上提請批准此等建議。